UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                       Casdim International Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   147420 10 3
                              ---------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                                               Page 1 of 5 pages


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CUSIP No. 147420 10 3                       13G                Page 2 of 5 pages


1        NAME OF REPORTING PERSON   Yehuda Shimshon
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [   ]

                                                              (b) [ x ]
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Israel


 NUMBER OF    5      SOLE VOTING POWER   4,250,000 shares of Common Stock
  SHARES                                 29.7% of Class
BENEFICIALLY  6      SHARED VOTING POWER  8,250,000 shares of Common Stock
 OWNED BY                                 58.4% of Class
   EACH       7      SOLE DISPOSITIVE POWER  4,250,000 shares of Common Stock
 REPORTING                                   58.4% of Class
PERSON WITH   8      SHARED DISPOSITIVE POWER  8,250,000 shares

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                8,250,000 shares of Common Stock

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  58.4%

12       TYPE OF REPORTING PERSON*   IN


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 pages


Item 1.

(a)      Name of Issuer:  Casdim International Systems, Inc.

(b)      Address of Issuer's Principal Executive Offices:
         90 Park Avenue, Suite 1600, New York, New York 10016


Item 2.

(a)      Name of Person Filing: Yehuda Shimshon

(b) Address of Principal Business Office or, if none, Residence: Same as Item 1(b).

(c)      Citizenship: Israel.

(d) Title of Class of Securities: Common Stock, par value $.00001 per share.

(e)      CUSIP Number: 147420 10 3


Item 3.

         Not applicable.

Item 4.

(a)      Amount Beneficially Owned: 8,250,000

         Mr. Shimshon is the direct record owner of 4,250,000 shares of Common Stock of the Issuer. Cedarwood Trading & Investments Ltd., a company in which Mr. Shimshon has a controlling interest, owns 4,000,000 shares of Common Stock of the Issuer. As such, Mr. Shimshon is deemed to be the beneficial owner of the shares of the Issuer which are held by Cedarwood Trading & Investments Ltd.

(b)      Percent of Class: 58.4%

(c)      Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote: 4,250,000

         (ii) shared power to vote or to direct the vote: 8,250,000

         (iii) sole power to dispose or to direct the disposition of:
               4,250,000

         (iv)  shared power to dispose or to direct the disposition of:
               8,250,000

                                                               Page 4 of 5 Pages


Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

                                                               Page 5 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 13, 1997
                                        ----------------------
                                        Date

                                         /s/Yehuda Shimshon
                                         ---------------------
                                        Yehuda Shimshon